UNITED STATES
SECURITIES  AND EXCHANGE  COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2026
Commission File Number: 1-13546
STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒Form 40-F ☐
Enclosure: A press release dated July, 23 2026, announcing STMicroelectronics’ 2026 Second Quarter Financial Results.
1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

PR No: C3403C
STMicroelectronics Reports Q2 2026 Financial Results
•Q226 net revenues at $3.49 billion
•Gross margin at 34.8% (non-U.S. GAAP1 gross margin at 35.2%)
•Operating income at $187 million (non-U.S. GAAP1 operating income at $269 million)
•Business outlook at mid-point: Q326 net revenues of $3.70 billion and gross margin of 37.0%
Geneva, July 23, 2026 – STMicroelectronics N.V. (“ST”) (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the second quarter ended June 27, 2026. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).
ST reported second quarter net revenues of $3.49 billion, gross margin of 34.8%, operating income of $187 million, and net income of $222 million or $0.24 diluted earnings per share (non-U.S. GAAP1 gross margin of 35.2%, non-
U.S. GAAP1 operating income of $269 million, and non-U.S. GAAP1 net income of $291 million or $0.31 diluted earnings per share).
Jean-Marc Chery, ST President & CEO, commented:
•“Q2 net revenues came above the mid-point of our business outlook range, driven by higher revenues in CECP and Automotive. Gross margin was in line with the mid-point of our business outlook range.”
•“On a year-over-year basis, Q2 net revenues increased 26.0%. Q2 gross margin was 34.8%, operating margin was 5.4% and net income was $222 million. On a non-U.S. GAAP1 basis gross margin was
35.2%, operating margin was 7.7% and net income was $291 million.”
•“During the quarter demand increased further, with strong bookings in all end markets. We saw improved visibility and signs of tight supply in several product categories. Inventory in distribution is now below our standard target.”
•“Our third quarter business outlook, at the mid-point, is for net revenues of $3.70 billion, increasing about 6.2% sequentially and about 16.2% year-over-year. Gross margin is expected to be about
37.0%, including about 70 basis points of unused capacity charges.”
•“We anticipate a revenue growth acceleration in Q4, mainly driven by our engaged customer programs in AI datacenters and LEO satellite communication. We expect Q4 revenues to be above $4 billion, this translates into a H2 vs H1 growth above our normal 15% seasonality.”
•“Driven by continued strong demand in AI datacenters, we are raising our revenue ambition for datacenters. Revenues are now expected above $1 billion in 2026 and, assuming the current dynamic continues and with the current engagements we have, well above $2 billion in 2027. This confirms
ST’s strong position in the evolving AI datacenters.”

Quarterly Financial Summary

U.S. GAAP (US$ m, except per share data)	Q2 2026	Q1 2026	Q2 2025	Q/Q	Y/Y
Net Revenues	$3,487	$3,095	$2,766	12.7%	26.0%
Gross Profit	$1,215	$1,045	$926	16.3%	31.1%
Gross Margin	34.8%	33.8%	33.5%	100bps	130bps
Operating Income (Loss)	$187	$70	$(133)	165.5%	-
Operating Margin	5.4%	2.3%	-4.8%	310bps	1,020bps
Net Income (Loss)	$222	$37	$(97)	496.8%	-
Diluted Earnings Per Share	$0.24	$0.04	$(0.11)	500.0%	-
Non-U.S. GAAP[1] (US$ m, except per share data)	Q2 2026	Q1 2026	Q2 2025	Q/Q	Y/Y
Gross Profit	$1,229	$1,056	$926	16.4%	32.7%
Gross Margin	35.2%	34.1%	33.5%	110bps	170bps
Operating Income	$269	$171	$57	57.3%	371.9%
Operating Margin	7.7%	5.5%	2.1%	220bps	560bps
Net Income	$291	$122	$57	138.5%	410.5%
Diluted Earnings Per Share	$0.31	$0.13	$0.06	138.5%	416.7%
Second Quarter 2026 Summary Review

Net Revenues by Reportable Segment(US$ m)[2]	Q2 2026	Q1 2026	Q2 2025	Q/Q	Y/Y
Analog products, MEMS and Sensors (AM&S) segment	1,426	1,318	1,133	8.2%	26.0%
Power and discrete products (P&D) segment	464	389	447	19.2%	3.7%
Subtotal: Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group	1,890	1,707	1,580	10.7%	19.6%
Embedded Processing (EMP) segment	1,147	975	847	17.7%	35.5%
RF Optical Communications (RFOC) segment	445	409	336	8.6%	32.0%
Subtotal: Microcontrollers, Digital ICs and RF products (MDRF) Product Group	1,592	1,384	1,183	15.0%	34.5%
Others	5	4	3	-	-
Total Net Revenues	$3,487	$3,095	$2,766	12.7%	26.0%

Net revenues totaled $3.49 billion, representing a year-over-year increase of 26.0%. Year-over-year net sales to
OEMs and Distribution increased 23.3% and 33.1%, respectively. On a sequential basis, net revenues increased
12.7%, 110 basis points better than the mid-point of ST’s guidance.
Gross profit totaled $1.22 billion, representing a year-over-year increase of 31.1%. Gross margin of 34.8%, increased 130 basis points year-over-year, mainly due to lower unused capacity charges and better product mix.
Non-U.S. GAAP1 gross margin was 35.2%, in line with the mid-point of ST’s guidance.
  Operating income increased from an operating loss of $133 million in the year-ago quarter to an operating income of $187 million. ST’s operating margin increased on a year-over-year basis to 5.4% of net revenues, compared to negative 4.8% operating margin in the second quarter of 2025. Operating income included $58 million impairment, restructuring charges and other related phase-out costs for the quarter, mainly reflecting charges related to the execution of the previously announced company-wide program to reshape our manufacturing footprint and resize our global cost base and $24 million PPA effects from the acquisition of NXP’s MEMS sensor business. Excluding these items, non-U.S. GAAP1 Operating income stood at $269 million in the second quarter (or 7.7% non-U.S.
GAAP1 operating margin).
By reportable segment, compared with the year-ago quarter:
In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
Analog products, MEMS and Sensors (AM&S)2 segment:
•Revenue increased 26.0% mainly due to Imaging and MEMS and, to a lesser extent, Analog.
•Operating profit increased by 69.2% to $144 million. Operating margin was 10.1% compared to 7.5%.
Power and Discrete products (P&D) segment:
•Revenue increased 3.7%.
•Operating result decreased from a loss of $56 million to a loss of $99 million. Operating margin was -21.4%
compared to -12.5%.
In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
Embedded Processing (EMP) segment:
•Revenue increased 35.5% mainly due to General Purpose MCU and, to a lesser extent, Custom
Processing and Connected Security.
•Operating profit increased by 97.8% to $226 million. Operating margin was 19.7% compared to 13.5%.
RF Optical Communications (RFOC) segment:
•Revenue increased 32.0%.
•Operating profit increased by 56.3% to $94 million. Operating margin was 21.2% compared to 17.9%.
Net income and diluted Earnings Per Share increased to $222 million and $0.24 respectively, compared to a net loss of  $97 million and a negative $0.11 respectively in the year-ago quarter. In the second quarter of 2026 non-U.S.
GAAP1 Net income stood at $291 million and non-U.S. GAAP1 diluted Earnings Per Share stood at $0.31.
Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q2 2026	Q1 2026	Q2 2025	Q2 2026	Q2 2025	TTM Change
Net cash from operating activities	502	534	354	2,259	2,332	-3.1%
Free cash flow (non-U.S. GAAP1)	75	(723)[2]	(152)	(261)	142	-283.8%
1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.
2 Q126 Free cash flow includes $895 million cash-out related to the acquisition of NXP MEMS sensor business.

Net cash from operating activities was $502 million in the second quarter, after approximately $44 million outflow related to restructuring, compared to $354 million in the year-ago quarter.
Net Capex (non-U.S. GAAP1), was $409 million in the second quarter compared to $465 million in the year-ago quarter.
Free cash flow (non-U.S. GAAP1) was positive at $75 million in the second quarter compared to negative $152 million in the year-ago quarter.
Inventory at the end of the second quarter was $3.19 billion, compared to $3.17 billion in the previous quarter and $3.27 billion in the year-ago quarter. Days sales of inventory at quarter-end was 126 days, compared to 140 days for the previous quarter and 166 days for the year-ago quarter.
In the second quarter, ST paid cash dividends to its stockholders totaling $75 million.
ST’s net financial position (non-U.S. GAAP1) remained strong at $2.01 billion as of June 27, 2026, compared to $2.00 billion as of March 28, 2026, and reflected total liquidity of $6.03 billion and total financial debt of $4.02 billion. Adjusted net financial position (non-U.S. GAAP1), taking into consideration the effect on total liquidity of advances from capital grants for which capital expenditures have not been incurred yet, stood at $1.70 billion as of June 27, 2026.
During the quarter, ST issued a new $1.5 billion dual-tranche senior unsecured convertible bond (Tranche A and Tranche
B for $750 million each) due 2031 and 2033 and announced the early redemption of its $750 million convertible bond due in 2027.
Corporate developments
On May 27, 2026, STMicroelectronics held its 2026 Annual General Meeting of Shareholders in Amsterdam, the
Netherlands. All proposed resolutions were approved by the Shareholders.
Business Outlook
ST’s guidance, at the mid-point, for the 2026 third quarter is:
•Net revenues are expected to be $3.70 billion, an increase of 6.2% sequentially, plus or minus 350 basis points.
•Gross margin of 37.0%, plus or minus 200 basis points.
•This outlook is based on an assumed effective currency exchange rate of approximately $1.14 = €1.00 for the
2026 third quarter and includes the impact of existing hedging contracts.
•The third quarter will close on September 26, 2026.
This business outlook does not include any impact of potential further changes to global trade tariffs compared to the current situation.
Conference Call and Webcast Information
ST will conduct a conference call with analysts, investors and reporters to discuss its second quarter 2026 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, https://investors.st.com, and will be available for replay until August 7, 2026.
Use of Supplemental Non-U.S. GAAP Financial Information
This press release contains supplemental non-U.S. GAAP financial information.
Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with ST’s consolidated financial statements prepared in accordance with U.S. GAAP.
See the Appendix of this press release for a reconciliation of ST’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures.
Forward-looking Information
Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the
Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:
•changes in global trade policies, including the continuation, adoption and expansion of tariffs and trade barriers and sanctions, that are affecting and could further affect the macro-economic environment and are adversely impacting and could further adversely impact the demand for our products;
•uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which are impacting and may further impact production capacity and end-market demand for our products;
•customer demand that differs from projections which may require us to undertake transformation measures that may not be successful in realizing the expected benefits in full or at all;
•the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our research and development and manufacturing programs, which benefit from public funding;
•financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the
Euro and the other major currencies we use for our operations;
•the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;
•increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100%
renewable electricity sourcing goal by the end of 2027;
•epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
•the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations; and
•individual customer use of certain products, which may differ from the anticipated uses of such products and result in differences in performance, including energy consumption, may lead to a failure to achieve our disclosed emission-
reduction goals, adverse legal action or additional research costs.
Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-
looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.
Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors”
included in our Annual Report on Form 20-F for the year ended December 31, 2025 as filed with the Securities and
Exchange Commission (“SEC”) on February 26, 2026. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.
Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

About STMicroelectronics
At ST, we are 49,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at www.st.com.
For further information, please contact:
INVESTOR RELATIONS:
Jérôme Ramel
EVP Corporate Development & Integrated External Communication
Tel: +41 22 929 59 20
jerome.ramel@st.com
MEDIA RELATIONS:
Alexis Breton
Corporate External Communications
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))
	Three months ended
	June 27,	June 28,
	2026	2025
	(Unaudited)	(Unaudited)

Net sales	3,481	2,745
Other revenues	6	21
NET REVENUES	3,487	2,766
Cost of sales	(2,272)	(1,840)
GROSS PROFIT	1,215	926
Selling, general and administrative expenses	(444)	(420)
Research and development expenses	(551)	(514)
Other income and expenses, net	25	65
Impairment, restructuring charges and other related phase-out costs	(58)	(190)
Total operating expenses	(1,028)	(1,059)
OPERATING INCOME (LOSS)	187	(133)
Interest income	41	60
Interest expense	(15)	(15)
Other components of pension benefit costs	(4)	(5)
Gain (loss) on financial instruments, net	46	(19)
INCOME (LOSS) BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	255	(112)
Income tax benefit (expense)	(30)	18
NET INCOME (LOSS)	225	(94)
Net income attributable to noncontrolling interest	(3)	(3)
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	222	(97)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.25	(0.11)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.24	(0.11)

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	928.0	893.9

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))
	Six months ended
	June 27,	June 28,
	2026	2025
	(Unaudited)	(Unaudited)

Net sales	6,570	5,257
Other revenues	12	26
NET REVENUES	6,582	5,283
Cost of sales	(4,322)	(3,516)
GROSS PROFIT	2,260	1,767
Selling, general and administrative expenses	(873)	(810)
Research and development expenses	(1,071)	(1,004)
Other income and expenses, net	70	115
Impairment, restructuring charges and other related phase-out costs	(129)	(198)
Total operating expenses	(2,003)	(1,897)
OPERATING INCOME (LOSS)	257	(130)
Interest income	80	122
Interest expense	(28)	(29)
Other components of pension benefit costs	(8)	(9)
Gain on financial instruments, net	7	6
INCOME (LOSS) BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	308	(40)
Income tax benefit (expense)	(40)	4
NET INCOME (LOSS)	268	(36)
Net income attributable to noncontrolling interest	(9)	(5)
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	259	(41)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.29	(0.05)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.28	(0.05)

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	921.3	894.9

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	June 27,	March 28,	December 31,
In millions of U.S. dollars	2026	2026	2025
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	3,096	1,889	2,837
Short-term deposits	1,800	1,850	1,100
Marketable securities	1,136	832	985
Trade accounts receivable, net	2,067	1,820	1,745
Inventories	3,188	3,173	3,136
Other current assets	1,410	1,263	1,468
Total current assets	12,697	10,827	11,271
Goodwill	705	707	315
Other intangible assets, net	747	750	324
Property, plant and equipment, net	10,895	10,959	11,058
Non-current deferred tax assets	435	436	408
Long-term investments	144	113	152
Other non-current assets	1,409	1,338	1,272
	14,335	14,303	13,529
Total assets	27,032	25,130	24,800

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	1,063	319	298
Trade accounts payable	1,774	1,436	1,487
Other payables and accrued liabilities	1,406	1,438	1,440
Dividends payable to stockholders	265	18	89
Accrued income tax	62	57	37
Total current liabilities	4,570	3,268	3,351
Long-term debt	2,962	2,250	1,835
Post-employment benefit obligations	382	380	403
Long-term deferred tax liabilities	58	58	60
Other long-term liabilities	1,010	1,003	926
	4,412	3,691	3,224
Total liabilities	8,982	6,959	6,575
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 892,545,207 shares outstanding as of June 27, 2026)	1,157	1,157	1,157
Additional Paid-in Capital	3,373	3,331	3,281
Retained earnings	12,888	13,118	13,082
Accumulated other comprehensive income	732	798	945
Treasury stock	(506)	(636)	(637)

Total parent company stockholders' equity	17,644	17,768	17,828
Noncontrolling interest	406	403	397
Total equity	18,050	18,171	18,225
Total liabilities and equity	27,032	25,130	24,800

STMicroelectronics N.V.

SELECTED CONSOLIDATED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q2 2026	Q1 2026	Q2 2025

Net Cash from operating activities	502	534	354
Net Cash used in investing activities	(686)	(1,874)	(332)
Net Cash from (used in) financing activities	1,392	398	(191)
Net Cash increase (decrease)	1,207	(948)	(165)

Selected Cash Flow Data (in US$ millions)	Q2 2026	Q1 2026	Q2 2025

Depreciation & amortization	492	454	464
Net payment for Capital expenditures	(419)	(379)	(481)
Payment for business acquisition	-	(895)	-
Net proceeds from issuance of convertible bonds	1,490	-	-
Dividends paid to stockholders	(75)	(71)	(81)
Change in inventories, net	(42)	(3)	(140)

Appendix
ST Supplemental Financial Information

	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Net Revenues By Market Channel (%)
Total OEM	70%	72%	73%	73%	72%
Distribution	30%	28%	27%	27%	28%

€/$ Effective Rate	1.16	1.16	1.14	1.14	1.09

Reportable Segment Data (US$ m)
Analog products, MEMS and Sensors (AM&S) segment
- Net Revenues	1,426	1,318	1,449	1,434	1,133
- Operating Income	144	161	235	221	85
Power and Discrete products (P&D) segment
- Net Revenues	464	389	412	429	447
- Operating Income (Loss)	(99)	(84)	(124)	(67)	(56)
Subtotal: Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group
- Net Revenues	1,890	1,707	1,861	1,863	1,580
- Operating Income	45	77	111	154	29
Embedded Processing (EMP) segment
- Net Revenues	1,147	975	1,015	976	847
- Operating Income	226	164	195	161	114
RF Optical Communications (RFOC) segment
- Net Revenues	445	409	449	345	336
- Operating Income	94	61	105	57	60
Subtotal: Microcontrollers, Digital ICs and RF products (MDRF) Product Group
- Net Revenues	1,592	1,384	1,464	1,321	1,183
- Operating Income	320	226	300	218	174
Others (a)
- Net Revenues	5	4	4	3	3
- Operating Income (Loss)	(178)	(232)	(286)	(192)	(336)
Total
- Net Revenues	3,487	3,095	3,329	3,187	2,766
- Operating Income (Loss)	187	70	125	180	(133)
(a)Net revenues of Others include revenues from sales of assembly services and other revenues. Operating income (loss) of Others include items such as unused capacity charges, including incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, operating earnings of other products as well as PPA effects from the acquisition of NXP’s MEMS sensor business. With additional cost elements included in the table below:

(US$ m)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Unused capacity charges	37	69	88	102	103
Impairment, restructuring charges and other related phase-out costs	58	71	141	37	190
PPA effects from the acquisition of NXP’s MEMS sensor business	24	30	-	-	-
(Appendix – continued)
ST Supplemental Non-U.S. GAAP Financial Information
U.S. GAAP – Non-U.S. GAAP Reconciliation
The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measures. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.
ST believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with ST’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of ST’s on-going operating results, (ii) the ability to better identify trends in ST’s business and perform related trend analysis, and (iii) to facilitate a comparison of ST’s results of operations against investor and analyst financial models and valuations, which may exclude these items.
Non-U.S. GAAP Gross Profit, Non-U.S. GAAP Operating Income, Non-U.S. GAAP Net Income and Non-U.S. GAAP
Diluted Earnings Per Share (non-U.S. GAAP measures)
Operating income before impairment, restructuring charges and other related phase-out costs, and other certain items, is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related phase-out costs, and PPA effects. Non-U.S.
GAAP gross profit is also used by management to communicate the impact of PPA effects on gross margin. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related phase-out costs and other certain items, such as PPA effects, net of the relevant tax impact.

Q2 2026 (US$ m, except per share data)	Gross Profit	Operating Income	Net Income	Corresponding Diluted EPS
U.S. GAAP	1,215	187	222	0.24
Impairment, restructuring charges and other related phase-out costs	-	58	58
PPA effects of NXP’s MEMS sensor business acquisition	14	24	24
Estimated income tax effect	-	-	(13)
Non-U.S. GAAP	1,229	269	291	0.31

(Appendix – continued)
Net Financial Position and Adjusted Net Financial Position (non-U.S. GAAP measures)
Net Financial Position, a non-U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, if any, short-term deposits, and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our
Consolidated Balance Sheets. ST also presents adjusted net financial position as a non-U.S. GAAP measure, to take into consideration the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet.
ST believes its Net Financial Position and Adjusted Net Financial Position provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definitions of Net Financial Position and Adjusted Net
Financial Position may differ from definitions used by other companies, and therefore, comparability may be limited.

(US$ m)	Jun 27 2026	Mar 28 2026	Dec 31 2025	Sep 27 2025	Jun 28 2025
Cash and cash equivalents	3,096	1,889	2,837	1,999	1,616
Short term deposits	1,800	1,850	1,100	1,450	1,650
Marketable securities	1,136	832	985	1,327	2,363
Total liquidity (a)	6,032	4,571	4,922	4,776	5,629
Short-term debt (b)	(1,063)	(319)	(298)	(256)	(1,006)
Long-term debt (a) (b)	(2,962)	(2,250)	(1,835)	(1,910)	(1,951)
Total financial debt	(4,025)	(2,569)	(2,133)	(2,166)	(2,957)
Net Financial Position (non-U.S. GAAP)	2,007	2,002	2,789	2,610	2,672
Advances received on capital grants	(306)	(316)	(333)	(345)	(361)
Adjusted Net Financial Position (non-U.S. GAAP)	1,701	1,686	2,456	2,265	2,311
(a)Total liquidity and long-term debt increased following the issuance of a new $1.5 billion dual-tranche senior unsecured convertible bonds.
(b)Long-term debt contains standard conditions but does not impose minimum financial ratios. Committed credit facilities for $1,191 million equivalent are currently undrawn. Short-term debt includes $750 million after the announcement of the early redemption of the convertible bonds due 2027.

(Appendix – continued)
Net Capex and Free Cash Flow (non-U.S. GAAP measures)
ST presents Net Capex as a non-U.S. GAAP measure, which is reported as part of our Free Cash Flow (non-U.S. GAAP measure), to take into consideration the effect of advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period.
Net Capex, a non-U.S. GAAP measure, is defined as (i) Payment for purchase of tangible assets, as reported plus (ii)
Proceeds from sale of tangible assets, as reported plus (iii) Proceeds from capital grants and other contributions, as reported plus (iv) Advances from capital grants allocated to property, plant and equipment in the reporting period.
ST believes Net Capex provides useful information for investors and management because annual capital expenditures budget includes the effect of capital grants. Our definition of Net Capex may differ from definitions used by other companies, and therefore, comparability may be limited.

(US$ m)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Payment for purchase of tangible assets, as reported	(453)	(549)	(518)	(431)	(574)
Proceeds from sale of tangible assets, as reported	-	3	-	3	4
Proceeds from capital grants and other contributions, as reported	34	167	111	11	89
Advances from capital grants allocated to property, plant and equipment	10	17	12	16	16
Net Capex (non-U.S. GAAP)	(409)	(362)	(395)	(401)	(465)
Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) Net Capex plus (iii) payment for purchase (and proceeds from sale) of intangible and financial assets and (iv) net cash paid for business acquisitions, if any.
ST believes Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.
Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates, and by excluding the advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period.
Our definition of Free Cash Flow may differ from definitions used by other companies, and therefore, comparability may be limited.

(US$ m)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Net cash from operating activities	502	534	674	549	354
Net Capex	(409)	(362)	(395)	(401)	(465)
Payment for purchase of intangible assets, net of proceeds from sale	(31)	(17)	(20)	(18)	(41)
Proceeds from (payment for) financial assets	13	17	(2)	-	-
Payment for business acquisitions(a)	-	(895)	-	-	-
Free Cash Flow (non-U.S. GAAP)	75	(723)	257	130	(152)
(a)Q126 Free cash flow includes $895 million cash-out related to the acquisition of NXP MEMS sensor business.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	July, 23, 2026	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer